Mail Stop 6010
Via Facsimile and U.S. Mail

July 22, 2008

Mr. W. G. Jurgensen
Chief Executive Officer
Nationwide Financial Services, Inc.
One Nationwide Plaza
Columbus, Ohio 43215

      Re: **Nationwide Financial Services, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2007
              File No. 001-12785

Dear Mr. Jurgensen:

       We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Jim B. Rosenberg
              Senior Assistant Chief Accountant